UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

As announced in the relevant event dated 25 October 2013, BBVA’s shareholder remuneration policy establishes the distribution of an annual pay-out of between 35% and 40% of the profits obtained in each financial year and the progressive reduction of the remuneration via “Dividend Options”, so that the shareholders’ remuneration would ultimately be fully in cash.

In accordance with that remuneration policy, it is expected to be proposed for the consideration of the competent governing bodies the approval of a capital increase to be charged to reserves for the instrumentation of a “Dividend Option” in 2017 (which is expected to be executed in April, subject to the applicable authorisations) in a gross amount of 0.13 euro per share approximately. The subsequent shareholders’ remunerations that could be approved would be fully in cash.

This fully in cash shareholders’ remuneration policy would be composed, for each financial year, of an interim distribution on account of the dividend of such financial year (which is expected to be paid in October) and a final dividend (which would be paid once the financial year has ended and the profit allocation has been approved, which is expected for April), subject to the applicable authorisations by the competent governing bodies.

Madrid, 1 February 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 1, 2017
	By:	/s/ Jaime Sáenz de Tejada
Name: Jaime Sáenz de Tejada
Title: Chief Financial Officer